SLR Consulting (Canada) Ltd. 55 University Ave., Suite 501, Toronto, ON M5J 2H7

April 2, 2025

Consent of Qualified Person

I, Marie-Christine Gosselin, P.Geo., do hereby consent to the public filing of the report titled "Technical Report on the Nelligan Gold Project, Québec" (the 'Technical Report') that has an effective date of December 31, 2024, prepared for IAMGOLD Corporation ("IAMGOLD") and dated April 2, 2025, and to the use of extracts from, or the summary of, the Technical Report in the news release of IAMGOLD dated February 20, 2025 (the News Release).

I also certify that I have read the News Release and that it fairly and accurately represents the information in the Technical Report that supports the News Release.

Regards,

(signed) Marie-Christine Gosselin

Marie-Christine Gosselin, P.Geo.

Senior Resource Geologist